LORD ABBETT GLOBAL FUND, INC.

90 Hudson Street

Jersey City, NJ  07302

June 29, 2007

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:          Lord Abbett Global Fund, Inc.

File Nos. 33-20309 and 811-05476

Dear Ms. Williams:

This letter responds to comments you and Mr. John Ganley provided Amy Shapiro and me in conference calls on June 11 and 12, 2007 with respect to Post-Effective Amendment No. 26 to Lord Abbett Global Fund, Inc.’s (the “Registrant”) Registration Statement on Form N-1A (the “Registration Statement”).  The comments, and the Registrant’s responses thereto, are set forth below.  Post-Effective Amendment No. 27 to the Registration Statement, which will be filed today with the Securities and Exchange Commission and will become effective today, reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – Prospectus

1.  With respect to the Global Equity Fund, under the section “The Funds – Principal Strategy” on page 2, explain why it is appropriate to describe companies included in the Russell 1000 Index and Morgan Stanley Capital International Europe, Australasia and Far East Index (“MSCI EAFE Index”) as large companies.

Response:  The current disclosure states that we consider large domestic companies to be those companies with market capitalizations at the time of purchase among the companies included in the Russell 1000 Index, a widely used benchmark for large-cap domestic stock performance.  As of June 13, 2007, the market capitalization range of the Russell 1000 Index was $1.2 billion to $469.5 billion.  In addition, the current disclosure describes large foreign companies as those companies included among the largest 80% of companies in terms of market capitalization at the time of purchase in each country represented in the MSCI EAFE Index, a widely used benchmark for international stock performance.  As of June 13, 2007, the market capitalization range of the MSCI EAFE Index was $712.3 million to $221.6 billion.  The Fund invests primarily in the equity securities of large domestic and large foreign companies included in these indices that are believed to be in sound financial condition at the time of purchase.  To the best of our knowledge, we believe it is common practice in the mutual fund industry to refer to companies included in these indices as a reference point for large companies.

2.  With respect to the Global Equity Fund, under the section “The Funds – Principal Strategy” on page 2, clarify the Fund’s investment policy requiring it under normal circumstances to diversify its investments among a number of different countries throughout the world.

Response:  We have revised the disclosure to state that under normal market conditions, the Global Equity Fund will invest a significant amount of its net assets (at least 40%, unless Lord, Abbett & Co. LLC (“Lord Abbett”) deems market conditions to be unfavorable for the Fund, in which case the Fund would invest at least 30%) in equity securities of companies organized or located outside the United States or doing a substantial amount of business outside the United States.  The Fund will allocate its assets among various regions and countries (at least three different countries), including the United States.

3.  With respect to the Global Equity Fund, under the section “The Funds – Principal Strategy” on page 2, clarify or delete “similar instruments” within the context of the disclosure concerning “equity securities.”

Response:  We have revised the disclosure to delete reference to “similar instruments” such that the disclosure will state that equity securities may include common stocks, preferred stocks, convertible securities, and warrants.

4.  With respect to the Global Equity Fund, under the section “The Funds – Principal Strategy” on page 2, disclose that the Fund may invest in developing or emerging market investments if it intends to use such investments as part of its principal strategy.  If not, the disclosure “Developing or Emerging Market Investments” under the section “The Funds – Global Equity Fund – Main Risks” on page 4 should be revised accordingly.

Response:  We have moved the disclosure “Developing or Emerging Market Investments” to the section “The Funds – Additional Investment Information” following the fee tables.  Such investments will not constitute part of the Global Equity Fund’s principal strategy.

5.  With respect to the Developing Local Markets Fund, explain how the Fund’s investments in currency related investments described on pages 11–13 will be economically tied to developing markets.

Response:  Lord Abbett believes that investing in the currency of a developing market country offers a means to gain investment exposure to the economic fortunes and market risks of that country.  Currency exchange rates are a result of supply and demand forces, which are influenced by several factors, including economic factors, political factors and market psychology.  Economic factors include the country’s economic policies (e.g., the government’s fiscal policy and monetary policy) and economic conditions (e.g., the government’s budget position, the country’s balance of trade levels and trends, inflation levels and the country’s general economic growth potential).  Political conditions and events within the country (e.g., political upheaval and instability or the establishment of a fiscally responsible government) can have a profound effect on the country’s currency.  In addition, as is the case with any investment, market psychology and perceptions influence the foreign exchange of a country’s currency.  For these reasons, Lord Abbett believes that the Developing Local Markets Fund’s investments in currency related investments will be economically tied to developing local markets in accordance with Rule 35d-1(a)(3) of the Investment Company Act of 1940, as amended (the “1940 Act”)

6.  With respect to the Developing Local Markets Fund, explain the rationale for including U.S. fixed income securities for purposes of calculating the Fund’s 80% policy relating to its name, as described on page 13.

Response:  As stated on page 11 of the Prospectus, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in instruments that provide investment exposure to the currencies of, and in fixed income instruments denominated in the currencies of, developing markets.  The Fund may invest substantially in forward foreign currency contracts and other derivatives, such as options, futures contracts, and swap agreements.  Forward contracts involve obligations of one party to purchase, and another party to sell, a specific amount of a currency at a future date, at a price established in the contract.  Because the delivery and settlement of the contract is at a future date, the Fund will retain the assets intended to be used to settle the contract until such future date.  The Fund plans to invest such assets in various U.S. fixed income instruments that will be expected to generate income for the Fund.  In connection with its currency and certain other transactions, the Fund will be required to segregate permissible liquid assets, or engage in other measures to “cover” the Fund’s obligations relating to such transactions.  To the extent the Fund’s investments in U.S. fixed income instruments will be used to cover the Fund’s obligations relating to its currency and other transactions providing investment exposure to developing markets in accordance with Commission and Staff positions under Section 18 of the 1940 Act, such investments will reflect the amount of the Fund’s assets so exposed to developing markets.  Therefore, Lord Abbett believes it is appropriate that the value of such U.S. fixed income investments (to the extent used to cover the Fund’s net exposure under the currency forwards and similar instruments), as well as the forward contracts and other instruments that provide investment exposure to the currencies of developing markets, be counted for purposes of the Fund’s 80% policy.

7.  Under the section “The Funds – Additional Investment Information” on page 26, incorporate the disclosure relating to the high portfolio turnover rate of the Developing Local Markets Fund into the section “The Funds – Developing Local Markets Fund –  Main Risks.”

Response:  As requested, we have incorporated the disclosure relating to the high portfolio turnover rate of the Developing Local Markets Fund into the section “The Funds – Developing Local Markets Fund – Main Risks.”

8.  Under the section “The Funds – Management – Investment Adviser” on pages 28–29, revise the disclosure relating to the availability of each Fund’s Annual Report to Shareholders to include the period covered by such report.

Response:  As requested, we have revised the disclosure relating to the availability of each Fund’s Annual Report to Shareholders to reference the fiscal year ending December 31.

Part B – Statement of Additional Information

1.  Under the section “Investment Policies – Fund Portfolio Information Recipients” and Appendix A – Fund Portfolio Information Recipients, revise the disclosure to reflect that the information provided to third parties will be provided pursuant to ongoing arrangements.

Response:  We have revised the disclosure as requested.

2.  Under the section “Management of the Funds – Interested Directors,” disclose the basis for determining the status of those persons named as “interested directors” as such.

Response:  The disclosure currently mentions the key positions held by the interested directors at Lord Abbett and provides other related information that Lord Abbett believes is sufficient to allow investors to easily understand  the basis for determining the status of those directors considered to be interested directors of the Registrant.

3.  You reminded us that appropriate disclosure regarding the Funds’ financial statements and the independent auditors’ consent as required by Form N-1A would need to be included.

Response:  The requested disclosure and related actions contemplated by the disclosure were intentionally omitted in the filing made under Rule 485(a) of the Securities Act of 1933, as amended, but are reflected in the filing of Post-Effective Amendment No. 27 being made today.

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 In addition, the Registrant acknowledges in connection with this filing the following:  (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 201-827-2264.

Sincerely,

/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary
Lord Abbett Global Fund, Inc.